Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-180526

October 22, 2013

CROWN CASTLE INTERNATIONAL CORP.

Pricing Term Sheet

Concurrent Offerings of

36,000,000 Shares of Common Stock

(the “Common Stock Offering”)

and

8,500,000 Shares of 4.50% Mandatory Convertible Preferred Stock, Series A

(the “Mandatory Convertible Preferred Stock Offering”)

This pricing term sheet relates only to the Common Stock Offering and the Mandatory Convertible Preferred Stock Offering and should be read together with (i) the preliminary prospectus supplement dated October 21, 2013 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated April 3, 2012 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Common Stock Offering) and (ii) the preliminary prospectus supplement dated October 21, 2013 relating to the Mandatory Convertible Preferred Stock Offering (the “Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement”), the accompanying prospectus dated April 3, 2012 and the documents incorporated and deemed to be incorporated by reference therein (in the case of investors purchasing in the Mandatory Convertible Preferred Stock Offering). Neither the Common Stock Offering nor the Mandatory Convertible Preferred Stock Offering is contingent on the completion of the other offering. Certain capitalized terms used in this pricing term sheet that are not defined herein have the respective meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement, as applicable.

Issuer:	Crown Castle International Corp.

Trade Date:	October 22, 2013

Expected Settlement Date:	October 28, 2013

Common Stock Offering

Title of Securities:	Common stock, par value $0.01 per share (“Common Stock”), of the Company

Symbol / Exchange	CCI / NYSE

Size of the Common Stock Offering:	36,000,000 shares

Underwriters’ Option to Purchase Additional Shares of Common Stock	Up to an additional 5,400,000 shares that the underwriters for the Common Stock Offering have the option to purchase

Last Reported Sale Price of Common Stock on the NYSE on October 22, 2013	$74.87 per share

Public Offering Price:	$74.00 per share

Net Proceeds:	Approximately $2.59 billion (or approximately $2.98 billion if the underwriters exercise their option to purchase additional shares of Common Stock in full), in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company

CUSIP / ISIN:	228227104 / US2282271046

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Barclays Capital Inc.

Senior Co-Managers:	SunTrust Robinson Humphrey, Inc. Credit Agricole Securities (USA) Inc. RBC Capital Markets, LLC RBS Securities Inc. TD Securities (USA) LLC

Junior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Deutsche Bank Securities Inc. PNC Capital Markets LLC SMBC Nikko Securities America, Inc.

Mandatory Convertible Preferred Stock Offering

Title of Securities:	4.50% Mandatory Convertible Preferred Stock, Series A, par value $0.01 per share, of the Company (the “Mandatory Convertible Preferred Stock”)

Size of the Mandatory Convertible Preferred Stock Offering:	8,500,000 shares

Underwriters’ Option to Purchase Additional Shares of Mandatory Convertible Preferred Stock	Up to an additional 1,275,000 shares that the underwriters for the Mandatory Convertible Preferred Stock Offering have the option to purchase

Public Offering Price:	$100.00 per share

Net Proceeds:	Approximately $825.5 million (or approximately $949.6 million if the underwriters exercise their option to purchase additional shares of the Mandatory Convertible Preferred Stock in full), in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company

Liquidation Preference:	$100.00 per share

Dividends:	4.50% of the liquidation preference of $100.00 per share of the Mandatory Convertible Preferred Stock per year (equivalent to $4.50 per annum per share of the Mandatory Convertible Preferred Stock), if declared by the Company’s board of directors or an authorized committee thereof, payable in cash or, subject to certain limitations, by delivery of shares of the Company’s Common Stock or any combination of cash and shares of Common Stock, as determined by the Company in its sole discretion. The expected dividend payable on the first dividend payment date is approximately $1.1625 per share of the Mandatory Convertible Preferred Stock and will therefore be more than a regular full quarterly dividend. Each subsequent dividend for a full dividend period is expected to be approximately $1.125 per share of the Mandatory Convertible Preferred Stock.

If the Company elects to make any such payment of a declared dividend, or any portion thereof, in shares of Common Stock, such shares shall be valued for such purpose at the average VWAP per share of Common Stock (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) over the five consecutive trading day period beginning on and including the seventh scheduled trading day prior to the applicable dividend payment date (the “average price”), multiplied by 97%. In no event will the number of shares of Common Stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by the floor price. To the extent that the amount of the declared dividend exceeds the product of the number of shares of Common Stock delivered in connection with such declared dividend and 97% of the average price, the Company will, if it is legally able to do so, pay such excess amount in cash as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Floor Price:	$25.90, subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement

Dividend Record Dates:	The January 15, April 15, July 15 and October 15 immediately preceding the next dividend payment date

Dividend Payment Dates:	February 1, May 1, August 1 and November 1 of each year, commencing on February 1, 2014 and to, and including, the mandatory conversion date

Dividend Period:	The period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the issue date of the Mandatory Convertible Preferred Stock and will end on and exclude the February 1, 2014 dividend payment date

Initial Price:	$74.00, which equals the price at which the Company offered the Common Stock to the public in the Common Stock Offering

Threshold Appreciation Price:	$92.50, which represents an appreciation of 25% over the initial price

Mandatory Conversion Date:	November 1, 2016 (the “mandatory conversion date”)

Conversion Rate:	Upon conversion on the mandatory conversion date, the conversion rate for each share of the Mandatory Convertible Preferred Stock will be not more than 1.3513 shares of Common Stock (the “maximum conversion rate”) and not less than 1.0811 shares of Common Stock (the “minimum conversion rate”), depending on the applicable market value (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) of Common Stock, as described in, and subject to certain anti-dilution adjustments that are described in, the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments that are described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

	Applicable Market Value of Common Stock	Conversion rate (number of shares of Common Stock to be received upon mandatory conversion of each share of the Mandatory Convertible Preferred Stock)

	Greater than $92.50 (which is the threshold appreciation price)	1.0811 shares (approximately equal to $100.00 divided by the threshold appreciation price)

	Equal to or less than $92.50 but greater than or equal to $74.00	Between 1.0811 and 1.3513 shares, determined by dividing $100.00 by the applicable market value of Common Stock

	Less than $74.00 (which is the initial price)	1.3513 shares (approximately equal to $100.00 divided by the initial price)

Conversion at the Option of the Holder:	At any time prior to the mandatory conversion date, other than during a fundamental change conversion period (as defined below), holders of the Mandatory Convertible Preferred Stock have the right to elect to convert their shares of the Mandatory Convertible Preferred Stock in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the minimum conversion rate of 1.0811 shares of Common Stock per share of the Mandatory Convertible Preferred Stock as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement. This minimum conversion rate is subject to certain anti-dilution adjustments as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-whole Amount:	If a fundamental change (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement) occurs on or prior to the mandatory conversion date, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the fundamental change conversion rate (as defined below) during the period (the “fundamental change conversion period”) beginning on the effective date of such fundamental change (the “effective date”) and ending on the date that is 20 calendar days after such effective date (or, if earlier, the mandatory conversion date). The fundamental change conversion rate will be determined based on the effective date and the price (the “share price”) paid or deemed paid per share of Common Stock in such fundamental change (see table below). Holders who convert their Mandatory Convertible Preferred Stock within the fundamental change conversion period will also receive: (1) a “fundamental change dividend make-whole amount”, in cash or in shares of Common Stock or any combination thereof, equal to the present value (computed using a discount rate of 4.50% per annum) of all remaining dividend payments on their shares of the Mandatory Convertible Preferred Stock (excluding any accumulated dividend amount (as defined in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement)) from such effective date to, but excluding, the mandatory conversion date; and (2) to the extent that the accumulated dividend amount exists as of the effective date, such accumulated dividend amount, in cash or in shares of Common Stock or any combination thereof, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

Fundamental Change Conversion Rate:

The “fundamental change conversion rate” will be determined by reference to the table below and is based on the effective date and the share price. If the holders of Common Stock receive only cash in the fundamental change, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average VWAP per share of Common Stock over the 10 consecutive trading day period ending on the trading day preceding the effective date.

The share prices set forth in the first row of the table (i.e., the column headers) will be adjusted as of any date on which the fixed conversion rates of the Mandatory Convertible Preferred Stock are adjusted, as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per share of the Mandatory Convertible Preferred Stock for each share price and effective date set forth below.

Share price on effective date
Effective date	$15.00	$30.00	$45.00	$60.00	$74.00	$83.00	$92.50	$100.00	$110.00	$120.00	$140.00	$160.00	$180.00	$200.00	$220.00

October 28, 2013	1.3411	1.3385	1.3121	1.2529	1.1917	1.1586	1.1314	1.1153	1.0999	1.0898	1.0793	1.0753	1.0738	1.0733	1.0731
November 1, 2014	1.3446	1.3442	1.3323	1.2825	1.2133	1.1721	1.1378	1.1180	1.1000	1.0892	1.0795	1.0768	1.0760	1.0758	1.0758
November 1, 2015	1.3480	1.3480	1.3464	1.3188	1.2429	1.1862	1.1383	1.1128	1.0933	1.0843	1.0792	1.0785	1.0784	1.0784	1.0784
November 1, 2016	1.3513	1.3513	1.3513	1.3513	1.3513	1.2048	1.0811	1.0811	1.0811	1.0811	1.0811	1.0811	1.0811	1.0811	1.0811

The exact share price and effective date may not be set forth in the table above, in which case:

•	if the share price is between two share price amounts on the table or the effective date is between two dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower share price amounts and the two dates, as applicable, based on a 365-day year;

•	if the share price is in excess of $220.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the minimum conversion rate, subject to adjustment; and

•	if the share price is less than $15.00 per share (subject to adjustment as described in the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the maximum conversion rate, subject to adjustment.

Listing:	The Company intends to apply to have the Mandatory Convertible Preferred Stock listed on The New York Stock Exchange under the symbol “CCI-PRA”

CUSIP / ISIN:	228227500 / US2282275005

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Barclays Capital Inc.

Senior Co-Managers:	SunTrust Robinson Humphrey, Inc. Credit Agricole Securities (USA) Inc. RBC Capital Markets, LLC RBS Securities Inc. TD Securities (USA) LLC

Junior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Deutsche Bank Securities Inc. PNC Capital Markets LLC SMBC Nikko Securities America, Inc.

Supplemental Information

The following information should be read in conjunction with the information set forth in the Common Stock Preliminary Prospectus Supplement and the Mandatory Convertible Preferred Stock Preliminary Prospectus Supplement under the heading “Capitalization”:

	As of June 30, 2013
	Actual	As Adjusted for the Common Stock Offering, the Mandatory Convertible Preferred Stock Offering and the Incremental Term Loans	As Further Adjusted for the Proposed Debt Financing
	(dollars in thousands)
	(unaudited)	(unaudited)	(unaudited)
Cash and cash equivalents(2)	$126,886	$3,509,826	$4,895,947

Additional Debt Financing	—	—	402,919 (4)
Total long-term debt	10,691,509	10,666,509	12,069,428

Stockholders’ equity:
Total stockholders’ equity	2,911,472	6,325,351	6,325,351
Non controlling interest	13,420	13,420	13,420

Total equity	2,924,892	6,338,771	6,338,771

Total capitalization	$13,713,414	$17,110,293	$18,513,212

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the Common Stock Offering or the Mandatory Convertible Preferred Stock Offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Morgan Stanley & Co. LLC, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department; Merrill Lynch, Pierce, Fenner & Smith Incorporated, telephone: (866) 500-5408; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: (866) 803-9204; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, email: Barclaysprospectus@broadridge.com, or telephone: (888) 603-5847.